UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



03025458

FORM 11-K



SEC MAIL PROCESSING
RECEIVED
JUN 26 2003
WASH, D.C. 187 SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _______________

Commission File Number 0-7229

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NATIONAL CITY SAVINGS AND INVESTMENT PLAN NO. 2

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NATIONAL CITY CORPORATION
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114

REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A. The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1. Statement of Net Assets Available for Benefits - December 31, 2002 and 2001

2. Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2002

3. Notes to Financial Statements

4. Schedule of Assets (Held at the End of Year)

B. The following exhibit is filed as part of this annual report:

Exhibit 23 – Consent of Independent Auditors

Exhibit 99.1 – Chief Executive Officer Section 906 Certification dated June 26, 2003 for the National City Savings and Investment Plan No.2's Annual Report on Form 11-K for the year ended December 31, 2002 (filed as Exhibit 99.1)

Exhibit 99.2 – Chief Financial Officer Section 906 Certification dated June 26, 2003 for the National City Savings and Investment Plan No. 2's Annual Report on Form 11-K for the year ended December 31, 2002 (filed as Exhibit 99.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NATIONAL CITY SAVINGS AND INVESTMENT PLAN NO. 2

Date: June 26, 2003

By: ______________________
Jeffrey D. Kelly,
Member of the Administrative Committee for the National City Savings and Investment Plan No. 2

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

National City Savings and Investment Plan No. 2
Year ended December 31, 2002
with Report of Independent Auditors



■ Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

■ Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Administrative Committee of
National City Savings and
Investment Plan No. 2

We have audited the accompanying statements of net assets available for benefits of the National City Savings and Investment Plan No. 2 as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 13, 2003

National City Savings and Investment Plan No. 2

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash	**$ 921**	$ 194
Investments, at fair value	**10,442,689**	10,765,901
Accrued income	**9,058**	9,582
Due from broker	**8,302**	-
Total assets	**10,460,970**	10,775,677
Liabilities		
Pending securities purchases	**16,450**	16,518
Net assets available for benefits	**$ 10,444,520**	$ 10,759,159

See notes to financial statements.

National City Savings and Investment Plan No. 2

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Net investment income (loss):	
Net depreciation in fair value of investments	**$ (894,439)**
Interest and dividend income from National City Capital Preservation Fund and Armada Funds	**127,538**
Dividend income from other mutual funds	**1,169**
Dividend income from National City Corporation Common Stock	**228,216**
Interest income from participant loans	**48,839**
	(488,677)
Contributions:	
Employer	**480,217**
Employee	**516,468**
	996,685
Benefits paid to participants	**(727,417)**
Net transfers to the National City Savings and Investment Plan	**(95,230)**
Net decrease	**(314,639)**
Net assets available for benefits at beginning of year	**10,759,159**
Net assets available for benefits at end of year	**$ 10,444,520**

See notes to financial statements.

National City Savings and Investment Plan No. 2

Notes to Financial Statements

Year ended December 31, 2002

1. Significant Accounting Policies

The financial statements of the National City Savings and Investment Plan No. 2 (the Plan) are prepared on the accrual method of accounting.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of mutual funds and units of the National City Capital Preservation Fund are valued at the net asset value of shares/units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Net transfers to the National City Savings and Investment Plan represent participants who had a change in employment status between National City Corporation or one of its subsidiaries and National Processing, Inc.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for substantially all non-exempt employees who are employed by National Processing, Inc. and certain of its subsidiaries (Employer). The Employer is a majority-owned subsidiary of National City Corporation which has adopted the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses of the Plan are paid by National City Corporation.

2. Plan Description (continued)

An eligible employee may become a participant in the Plan on an unmatched basis on the first day of any calendar month after he or she has attained age 21 and completed thirty days of service. The Plan allows participants to elect to contribute from 1% to 12% of combined cash compensation (base pay and up to $75,000 of certain additional pay). Participants direct their contributions in 1% increments among any of the Plan's sixteen investment funds. Contributions made to any of the funds may be temporarily invested in the Armada Money Market Fund.

Participants are eligible for Employer matching contributions on the first of the month following one year of service. The monthly matching contribution is equal to 115% of the participant's contribution up to 6% of the participant's combined cash compensation. All employer contributions are initially invested in the National City Corporation Stock Fund.

Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts credited to a Participant's account are 100% vested at all times. Participant and employer contributions are eligible to be transferred and invested in any of the fund options of the Plan.

Participants are allowed to borrow at a variable interest rate up to 50% of the value in their vested account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve-month period and to a maximum of two loans at any one time.

Although it has not expressed any intent to do so, National City Corporation has the right under the Plan to discontinue employer and participants' contributions at any time and to terminate the Plan subject to the provisions of ERISA.

National City Savings and Investment Plan No. 2

Notes to Financial Statements (continued)

3. Investments

During 2002, the Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value by $894,439, as follows:

	Net Depreciation in Fair Value of Investments
Armada Funds	$ (463,518)
Other mutual funds	(55,362)
National City Corporation Common Stock	(367,872)
National Processing, Inc. Common Stock	(7,687)
	$ (894,439)

The fair value of investments that represent 5% or more of the Plan's net assets are as follows:

	December 31		
	2002	2001	
National City Capital Preservation Fund for Retirement Trusts	$ 1,379,738	$ 1,291,171	
Armada Money Market Fund	890,055	790,969	
Armada Equity Growth Fund	900,026	1,350,272	
Armada Bond Fund	569,728	447,251	*
National City Corporation Common Stock	5,204,187	5,438,523	
Participant loans	732,418	698,828	

* The fair value is less than 5% of the Plan's net assets available for benefits as of the date indicated.

4. Party-in-Interest Transactions

The Trust Department of National City Bank, a wholly-owned subsidiary of National City Corporation, is trustee for the assets of the Plan. National City Bank serves as investment advisor to the investment portfolios of the National City Capital Preservation Fund and the Armada Funds.

National City Savings and Investment Plan No. 2

Notes to Financial Statements (continued)

5. Tax Status

The Internal Revenue Service has determined and informed National City Corporation by a letter dated August 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. The Plan has applied for, but has not yet received, a new IRS determination letter covering the amended Plan.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Form 5500:

Net assets available for benefits per the financial statements	**$10,444,520**
Amounts allocated to withdrawing participants	**(2,750)**
Net assets available for benefits per Form 5500	**$10,441,770**

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002 to Form 5500:

Benefits paid to participants per the financial statements	**$727,417**
Amounts allocated to withdrawing participants at December 31, 2002	**2,750**
Benefits paid to participants per Form 5500	**$730,167**

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

National City Savings and Investment Plan No. 2

EIN 34-1111088 Plan 009

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of Issue, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	National City Capital Preservation Fund for Retirement Trusts	1,379,738 units	$ **1,379,738**
*	Armada Funds:		
	Money Market Fund	890,055 shares	**890,055**
	Equity Growth Fund	56,393 shares	**900,026**
	Bond Fund	55,692 shares	**569,728**
	Equity Index Fund	21,532 shares	**162,996**
	Small Cap Value Fund	14,088 shares	**225,687**
	Balanced Allocation Fund	6,215 shares	**48,726**
	International Equity Fund	1,055 shares	**8,146**
	Large Cap Ultra Fund	2,540 shares	**19,076**
	Large Cap Value Fund	6,729 shares	**88,487**
	Templeton Foreign Equity Series	3,257 shares	**39,508**
	Franklin Small Mid Cap Growth Fund	2,217 shares	**49,001**
*	National City Corporation Common Stock	190,490 shares	**5,204,187**
*	National Processing, Inc. Common Stock	867 shares	**13,923**
	MFS Capital Opportunities Fund	4,246 shares	**39,909**
	Janus Twenty Fund	2,450 shares	**71,078**
*	Participant loans	At interest rates ranging from 4.25% to 9.50%	**732,418**
			$ **10,442,689**

* Indicates party-in-interest to the Plan.

0302-0398619

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-45363, No. 333-61712 and No. 333-67354) pertaining to the National City Savings and Investment Plan No. 2 of National City Corporation of our report dated June 13, 2003, with respect to the financial statements and supplemental schedule of the National City Savings and Investment Plan No. 2 included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/ Ernst & Young LLP

Ernst & Young LLP

Cleveland, Ohio
June 23, 2003

Exhibit 99.1

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, in connection with the Annual Report (the "Report") of the National City Savings and Investment Plan No. 2 (the "Plan") of National City Corporation (the "Company") on Form 11-K for the year ended December 31, 2002, the undersigned officer of the Company hereby certifies, to such officer's knowledge, that the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 26, 2003

David A. Daberko,
Chairman and Chief Executive Officer

Exhibit 99.2

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, in connection with the Annual Report (the "Report") of the National City Savings and Investment Plan No. 2 (the "Plan") of National City Corporation (the "Company") on Form 11-K for the year ended December 31, 2002, the undersigned officer of the Company hereby certifies, to such officer's knowledge, that the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 26, 2003

Jeffrey D. Kelly,
Executive Vice President and Chief
Financial Officer